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                              January 29, 2024

       Inderjit Tuli
       Chief Executive Officer
       Compound Real Estate Bonds, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Compound Real
Estate Bonds, Inc.
                                                            Post-Qualification
Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 12,
2024
                                                            File No. 024-11848

       Dear Inderjit Tuli:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

       Operations - Administrative Services Agreement with Compound Administrative, page 44

   1. Please refer to prior comment 4. Since you initially entered into the Administrative
                                                        Services Agreement with
Compound Administrative Services LLC (   CAS   ) on March 17,
                                                        2022, please tell us
and revise your filing to clearly disclose if CAS incurred any expenses on your behalf during
the year ended December 31, 2022 along with an explanation of where these expenses
are reflected in your financial statements, if applicable.
       Exhibits

   2. We note your statement on page 44 that you amended the Administrative Services
                                                        Agreement on January
12, 2024. Please file the amendment as an exhibit to this offering statement. Refer to
Item 17 of Form 1-A.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Inderjit Tuli
Compound Real Estate Bonds, Inc.
January 29, 2024
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                           Sincerely,
FirstName LastNameInderjit Tuli
                                                           Division of
Corporation Finance
Comapany NameCompound Real Estate Bonds, Inc.
                                                           Office of Finance
January 29, 2024 Page 2
cc:       Arden Anderson, Esq.
FirstName LastName